Exhibit 99.1

PENN WEST ANNOUNCES ITS FINANCIAL AND OPERATIONAL RESULTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2016

CALGARY, November 2, 2016 - PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the third quarter ended September 30, 2016. All figures are in Canadian dollars unless otherwise stated.

	Three months ended September 30			Nine months ended September 30
	2016	2015	% change	2016	2015	% change
Financial (millions, except per share amounts)
Gross revenues (1,2)	$136	$295	(54)	$576	$995	(42)
Funds flow from operations (2)	32	48	(33)	134	210	(36)
Basic per share (2)	0.06	0.10	(40)	0.27	0.42	(36)
Diluted per share (2)	0.06	0.10	(40)	0.27	0.42	(36)
Net loss	(232)	(764)	(70)	(464)	(1,040)	(55)
Basic per share	(0.46)	(1.52)	(70)	(0.92)	(2.07)	(56)
Diluted per share	(0.46)	(1.52)	(70)	(0.92)	(2.07)	(56)
Capital expenditures (3)	13	116	(89)	32	371	(91)
Net Debt (4)	$484	$2,414	(80)	$484	$2,414	(80)

Operations
Daily production
Light oil and NGL (bbls/d)	17,644	44,170	(60)	29,502	49,267	(40)
Heavy oil (bbls/d)	5,711	11,153	(49)	9,844	11,992	(18)
Natural gas (mmcf/d)	107	161	(34)	127	169	(25)

Total production (boe/d) (5)	41,233	82,198	(50)	60,533	89,376	(32)

Average sales price
Light oil and NGL (per bbl)	$47.01	$48.28	(3)	$42.20	$50.91	(17)
Heavy oil (per bbl)	21.67	31.20	(31)	20.12	35.91	(44)
Natural gas (per mcf)	$2.46	$2.99	(18)	$1.92	$2.95	(35)
Netback per boe (5)
Sales price	$29.50	$36.05	(18)	$27.86	$38.45	(28)
Risk management gain	5.58	2.83	97	5.19	1.91	>100

Net sales price	35.08	38.88	(10)	33.05	40.36	(18)
Royalties	(1.63)	(2.72)	(40)	(1.04)	(3.95)	(74)
Operating expenses (6)	(13.40)	(20.45)	(34)	(12.99)	(19.02)	(32)
Transportation	(1.71)	(1.55)	10	(1.74)	(1.43)	22

Netback (2)	$18.34	$14.16	30	$17.28	$15.96	8

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(2)	The terms “gross revenues”, “funds flow from operations” and their applicable per share amounts, and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow from Operations” in the attached Management Discussion and Analysis and “Non-GAAP Measures” sections below.
(3)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation. Includes the effect of capital carried by partners.
(4)	Net debt includes long-term debt and includes the effects of working capital and all cash held or cash offered for prepayment to lenders.
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(6)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $4 million or $1.04 per boe (2015 – $3 million or $0.44 per boe) for the three months ended and $11 million or $0.66 per boe (2015 – $9 million or $0.39 per boe) for the nine months ended on a combined basis.
(7)	Certain comparative figures have been reclassified to correspond with current period presentation.

President’s Message

I am excited and humbled to be joining Penn West to lead the Company on the next stage of its journey. Through the hard work by my predecessor Dave Roberts and all of our employees, we were able to maneuver through a tremendously challenging time and come out the other side leaner, stronger, and much more competitive.

Over the coming months, we will reinforce the vision of Penn West as a premier oil producer. We have the discipline, drive, and ample financial flexibility to take the Company forward. The third quarter results mark an inflection point for Penn West. We delivered above expectations on volumes, continued our trend of cost management, restarted our development capital, and made steady progress on the final phases of getting the balance sheet right.

You will see us change the dialogue of the Company. With top tier assets in the Cardium, Viking, and Peace River, the Company will paint a picture and deliver on the promise of the core assets in the portfolio. These are extraordinary times. The best is yet to come.

Third Quarter Financial and Operational Highlights

Delivering on Expectations for Production and Costs

•	Production averaged 41,233 boe per day, ahead of expectations, primarily due to continued high reliability of our base production. Production in our core areas averaged approximately 21,911 boe per day.

•	Operating costs per boe, net of carry, were $13.40 due to a continued focus on cost controls. Wet weather also caused delays in certain discretionary expenses, including turnarounds and workovers, into the fourth quarter.

•	Funds flow from operations of $32 million ($0.06 per share) was supported by strong production volumes and lower-than-expected operating costs.

Back to Work in the Field

•	Capital expenditures were $13 million during the third quarter of 2016 as we restarted field operations with a four rig program. During the quarter, we drilled two wells in the Cardium, 11 wells in the Alberta Viking, and two gross wells in the Peace River area. Our second half development plan remains on time and on budget and is expected to increase our exit volumes by approximately 3,000 boe per day.

Further Steps in Strengthening the Balance Sheet

•	We closed several asset dispositions for total proceeds of approximately $75 million and associated production of approximately 6,000 boe per day. The Company remains on track to generate total disposition proceeds in the second half of the year between $100 million and $200 million, inclusive of the sales closed in the third quarter.

•	As a result of the asset dispositions closed in the third quarter, with associated production of approximately 6,000 boe per day, and additional dispositions anticipated in the fourth quarter, we are adjusting our full year 2016 production guidance to 52,000 – 55,000 boe per day from 55,000 – 57,000 boe per day. We are maintaining annual production guidance in our Core Areas at 22,000 – 24,000 boe per day. Our full year 2016 capital budget remains unchanged at $90 million, plus $15 million allocated for decommissioning expenditures. Full year guidance is unchanged for both operating costs at $13.50 – $14.50 per boe and for G&A costs at $2.50 – $2.90.

•	In September 2016, we offered $448 million of net proceeds received from dispositions during the year for prepayment of outstanding senior notes. The note holders accepted $437 million which was subsequently prepaid in October 2016. The remaining $11 million was used to repay indebtedness on our syndicated bank facility. This prepayment reduced the outstanding principal on our senior notes to approximately $139 million, lowered the average interest rate on our debt, and reduced the number of noteholders from 36 down to two.

•	As at September 30, 2016, Net Debt was $484 million which included the reduction in long-term debt from the pre-payment completed in October 2016. Additionally, we were in compliance with all of our financial covenants under our lending agreements with Senior Debt to EBITDA of 1.95 times, relative to a 4.5 times limit.

•	In 2016, we recorded a non-cash charge totaling $108 million (2015 – nil) on certain office lease commitments. We will require less office space in the future as we have limited the size and scope of our operations this year.

Select Metrics in Core Areas

The table below outlines select metrics in our core areas for the three and nine months ended September 30, 2016 and excludes the impact of hedging:

Area	Select Metrics – Three Months Ended September 30, 2016
	Production	Liquids Weighting	Operating Cost	Netback
Cardium	16,168 boe/d	63%	$11.00/boe	$23.00/boe
Alberta Viking	827 boe/d	34%	$14.00/boe	$6.50/boe
Peace River(1)	4,916 boe/d	98%	$1.00/boe	$18.50/boe

Total Core	21,911 boe/d	70%	$9.00/boe	$21.00/boe

Area	Select Metrics – Nine Months Ended September 30, 2016
	Production	Liquids Weighting	Operating Cost	Netback
Cardium	17,706 boe/d	66%	$9.50/boe	$23.50/boe
Alberta Viking	1,004 boe/d	38%	$11.50/boe	$5.50/boe
Peace River(1)	5,085 boe/d	98%	$1.00/boe	$15.00/boe

Total Core	23,795 boe/d	72%	$8.00/boe	$21.00/boe

(1)	Net of carried operating costs

Operated Development Activity

Our renewed financial flexibility allowed us to restart drilling and completions operations in the third quarter. The Company increased its capital budget by approximately $40 million in the second half to accelerate development in the Cardium and Alberta Viking. The Company initiated a four rig drilling program: one rig in the Alberta Viking, one rig in the Cardium, and two rigs previously planned in the Peace River area.

The table below provides a summary of our operated activity during the third quarter:

	Number of Wells
	Drilled		Completed		On production
	Gross	Net	Gross	Net	Gross	Net
Cardium	2.0	2.0	0.0	0.0	0.0	0.0
Alberta Viking	11.0	11.0	0.0	0.0	0.0	0.0
Peace River	2.0	1.1	2.0	1.1	2.0	1.1

Total Core	15.0	14.1	2.0	1.1	2.0	1.1

Cardium

In the J-Lease area of Pembina, we successfully drilled our two well program in late September. Both wells have now been fracture stimulated using a cemented liner system and will be brought on production shortly. We also focused on waterflood optimization and reservoir surveillance to optimize injection targets in key Cardium areas. We converted one horizontal production well to a water injection well during the quarter to provide pressure support to the surrounding area.

In the Crimson area of Willesden Green, we drilled the first of our three well development program in early October. We expect to finish drilling and complete the wells in late November. During the quarter, we initiated work on upgrading some waterflood infrastructure in the area to provide support to the existing horizontal producers.

Alberta Viking

In the third quarter, the Company engaged a drilling rig on an 11 well development program in the Alberta Viking in Esther. Drilling was finished ahead of schedule and per well drilling costs are trending approximately $50 thousand below budget. The wells were all drilled with one mile laterals and will be completed with a cemented liner system and an average of 36 stages per well. Completions will commence in early November and we expect to have the wells on production in early December.

Peace River

During the third quarter, we initiated a two rig development program in Peace River. We drilled and brought on production two wells(1.1 net) of our 19 well second half development program. Both wells are currently producing above type curve. Despite initial wet weather delays in restarting drilling, we remain on track to complete the program by the end of the year. We continue to have approximately 90 percent of our working interest expenditures paid by our joint venture partner.

We previously announced a multi-year gas supply agreement in support of a proposed power plant in the Peace River area. The power plant project is proceeding forward with the design of pipeline and facilities for all four major project areas which will utilize the power plant, with construction of the Harmon Valley South gathering system commencing the first week of November. Start up and commissioning of the power plant is expected in December of 2017, at which time our agreement will allow us to meet associated gas conservation targets and significantly reduce our environmental impact in this area.

Senior Secured Debt

In the third quarter, we closed dispositions for total proceeds of approximately $75 million. Year-to-date we have generated approximately $1.4 billion in asset disposition proceeds. As a result, our third quarter net debt was approximately $484 million, down from $2.1 billion at year-end 2015; which is outlined as follows:

	As at	As at
(millions)	September 30, 2016	December 31, 2015
Syndicated bank facility and senior notes	$912	$1,940
Cash	($448)	($2)
Working capital deficiency (1)	$20	$182

Net debt	$484	$2,120

(1)	Includes Accounts receivable, Other current assets, Accounts payable and accrued liabilities and excludes cash offered for prepayment.

During the quarter, we offered $448 million of cash on hand from asset dispositions to our senior noteholders to prepay amounts owing to them at par and on a pro rata basis. Subsequent to the quarter, our noteholders agreed to accept $437 million of the prepayment offer with the remainder of the cash applied to our bank debt. This prepayment lowered the outstanding principal on our senior notes to approximately $139 million, lowered the effective interest rate on our debt, and reduced the number of noteholders from 36 down to two.

On September 30, our Senior Debt to EBITDA was 1.95 times relative to a 4.5 times covenant threshold, which marks a meaningful step down in leverage. Going forward, we expect to remain in full compliance with all of our financial covenants.

The table below outlines the calculation of our Senior Debt to EBITDA covenant as at the end of the third quarter:

(millions, except ratios)	Trailing Twelve months ended September 30, 2016
Cash flow from operating activities	$(66)
Change in non-cash working capital	$72
Decommissioning expenditures	$16
Financing	$145
Realized gain on foreign exchange hedges on prepayments	$(18)
Realized foreign exchange loss on debt prepayments	$177
Restructuring expenses – cash portion	$20

EBITDA	$346
EBITDA contribution from assets sold (1)	$(105)

EBITDA as defined by debt covenants	$241

Total senior notes	$576
Syndicated bank facility advances	$336

Total long-term debt	$912
Repayment from disposition proceeds (2)	$(448)
Letters of credit – financial (3)	$5

Total senior debt	$469

Senior Debt to EBITDA	1.95x

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Was offered to noteholders prior to September 30, 2016 and repaid in October 2016.
(3)	Letters of credit that are classified as financial are included in the Senior Debt calculation per the debt agreements.

Updated Hedging Position

Our hedging program helps reduce the volatility of our funds flow from operations, and thereby improves our ability to align capital programs going forward. We target having hedges in place for approximately 25 percent to 40 percent of our crude oil exposure, net of royalties, and 40 percent to 50 percent of our gas exposure, net of royalties.

Our positions as of November 2, 2016 are as follows:

	Q4 2016		Q1 2017		Q2 2017		Q3 2017		Q4 2017		2018
Oil Volume (bbl/d)		8,000		6,800		3,800		3,800		3,800	—
C$ WTI Price (C$/bbl)		$69.27		$67.65		$66.30		$66.30		$66.30	—
US$ WTI Price (US$/bbl) (1)	US$	51.88	US$	50.51	US$	49.54	US$	49.58	US$	49.72	—
Gas Volume (mmcf/d)		19		17		15		13		11	4
AECO Price (C$/mcf)		$2.96		$3.02		$2.73		$2.74		$2.99	$2.89

(1)	US$ price implied using foreign exchange rates as at October 31, 2016

Updated 2016 Guidance

As a result of the asset dispositions closed in the third quarter, with associated production of approximately 6,000 boe per day, and additional dispositions anticipated in the fourth quarter, we are adjusting our full year 2016 production guidance to 52,000 – 55,000 boe per day from 55,000 – 57,000 boe per day. In our Core Areas, full year 2016 production guidance is unchanged at 22,000 – 24,000 boe per day.

Our full year 2016 capital budget remains unchanged at $90 million, plus $15 million allocated for decommissioning expenditures.

Full year corporate operating costs and G&A cost guidance is unchanged at $13.50 – $14.50 per boe and $2.50 – $2.90 per boe, respectively.

Our guidance for full year 2016 is as follows:

Metric		Guidance Range
Average Corporate Production	boe/d	52,000 – 55,000
Average Core Area Production	boe/d	22,000 – 24,000

E&D Capital Expenditures	$ millions	$90
Decommissioning Expenditures	$ millions	$15

Corporate Operating Costs (1)	$/boe	$13.50 – $14.50
G&A Costs	$/boe	$2.50 – $2.90

(1)	Net of carried expenses in Peace River

We are in the process of finalizing our 2017 budget. We still anticipate spending up to $150 million in total capital, including decommissioning expenditures, next year. The Cardium will remain the foundation of our development program supported by incremental growth in the Alberta Viking and meaningful cash generation at Peace River. We expect next year’s program will deliver core production growth of at least 10% from the end of 2016 to the end of 2017 and will be fully paid for by funds flow from operations. We expect to formalize these plans and update the market in the coming months.

Conference Call Details

A conference call will be held to discuss the matters noted above at 9:00 am Mountain Time (11:00 am Eastern Time) on Wednesday, November 2, 2016.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=1281273&s=1&k=28EA646FAFFFE0BE427BB3122083F436

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues. Such terms are explained under the heading “Non-GAAP Measures” in the attached Management’s Discussion and Analysis. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that over the coming months we will reinforce the vision of Penn West as a premier oil producer, that we have the discipline, drive, and ample financial flexibility to take the Company forward, that the dialogue of the Company will change and that the Company will paint a picture and deliver on the promise of the core assets in the portfolio, that some discretionary expenses, including turnarounds and workovers, will be completed in the four quarter, that our second half development plan remains on time and on budget and is expected to increase our exit volumes by approximately 3,000 boe per day, that the Company remains on track to generate total disposition proceeds in the second half of the year between $100 million and $200 million, inclusive of the sales closed in the last quarter, that we will require less office space in the future as we have limited the same and scope of our operations this year, that as a result of dispositions and more anticipated in the fourth quarter, adjustments to the full year 2016 production guidance but maintaining annual production in the core areas, 2016 capital budget and full year guidance for both operating costs and G&A costs, that both wells in the J-Lease area of Pembina will be brought on production shortly, that in the Crimson area of Willesden Green we expect to finish drilling and complete the wells in late November, that in the Alberta Viking the per well drilling costs are trending approximately $50 thousand below budget and will be completed with a cemented liner system and an average of 36 stages per well, with completions in the area commencing in early November and we expect to have the wells on production in early December, in the Peace River area that we remain on track to complete the program by the end of the year and continue to have approximately 90 percent of our working interest expenditures paid by our joint venture partner, that the construction of the Harmon Valley South gathering system will commence the first week of November, that the startup and commissioning of the power plant is expected in December of 2017, at which time our agreement will allow us to meet associated gas conservation targets and significantly reduce our environmental impact in this area, that going forward we expect to remain in full compliance with all of our financial covenants, that we target having hedges in place for approximately 25 percent to 40 percent of our crude oil exposure, net of royalties, and 40 percent to 50 percent of our gas exposure, net of royalties, that we expect to spend approximately $150 million of total capital, including decommissioning expenditures in 2017, that the Cardium will remain the foundation of our development program supported by incremental growth in the Alberta Viking and meaningful cash generation at Peace River, that next year’s capital program will deliver core production growth of at least 10% from the end of 2016 to the end of 2017 and will be fully paid by our funds flow from operations, and that we will formalize these plans and update the market in the coming months.

The forward-looking information is based on certain key expectations and assumptions made by Penn West, including expectations and assumptions concerning: prevailing and future commodity prices and currency exchange rates; applicable royalty rates and tax laws; interest rates; future well production rates and reserve volumes; operating costs; the timing of receipt of regulatory approvals; the performance of existing wells; the success obtained in drilling new wells; anticipated timing and results of capital expenditures; the sufficiency of budgeted capital expenditures in carrying out planned activities; the timing, location and extent of future drilling operations; the successful completion of acquisitions and dispositions; the availability and cost of labour and services; the state of the economy and the exploration and production business; the availability and cost of financing; and ability to market oil and natural gas successfully.

Although Penn West believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Penn West can give no assurances that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to complete or realize the anticipated benefits of acquisitions or dispositions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; reliance on third parties; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. Readers are cautioned that the foregoing list of factors is not exhaustive.

Additional information on these and other factors that could affect Penn West, or its operations or financial results, are included in the Company’s most recently filed Management’s Discussion and Analysis (See “Forward-Looking Statements” therein), Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) and other reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or Penn West’s website.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

See also “Forward-Looking Statements” in the attached Management’s Discussion and Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2016

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2016 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2015. The date of this MD&A is November 1, 2016. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

Three months ended (1)	Sep. 30 2016	June 30 2016	Mar. 31 2016	Dec. 31 2015	Sep. 30 2015	June 30 2015	Mar. 31 2015	Dec. 31 2014
Gross revenues (2)	$136	$209	$231	$273	$295	$360	$340	$473
Funds flow from operations	32	55	47	39	48	85	77	146
Basic per share	0.06	0.11	0.09	0.08	0.10	0.17	0.15	0.29
Diluted per share	0.06	0.11	0.09	0.08	0.10	0.17	0.15	0.29
Net loss	(232)	(132)	(100)	(1,606)	(764)	(28)	(248)	(1,772)
Basic per share	(0.46)	(0.26)	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)
Diluted per share	(0.46)	(0.26)	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)
Dividends declared	—	—	—	—	5	5	5	70
Per share	$—	$—	$—	$—	$0.01	$0.01	$0.01	$0.14
Production
Liquids (bbls/d) (3)	23,355	41,848	53,012	53,339	55,323	63,222	65,343	64,124
Natural gas (mmcf/d)	107	130	144	144	161	168	177	198

Total (boe/d)	41,233	63,568	77,010	77,398	82,198	91,164	94,905	97,143

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes crude oil and natural gas liquids.

Calculation of Funds Flow from Operations

	Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2016	2015	2016	2015
Cash flow from operating activities	$(98)	$59	$(93)	$148
Change in non-cash working capital	16	(54)	103	—
Decommissioning expenditures	1	9	5	25
Monetization of foreign exchange contracts	—	—	(32)	(63)
Settlements of normal course foreign exchange contracts	(9)	(6)	(3)	(31)
Monetization of transportation commitment	—	—	(20)	—
Realized foreign exchange loss – debt prepayments	113	15	113	59
Realized foreign exchange loss – debt maturities	—	—	36	36
Carried operating expenses (1)	4	3	11	9
Restructuring charges – cash portion	5	22	14	27

Funds flow from operations (2)	$32	$48	$134	$210

Per share – funds flow from operations
Basic per share	$0.06	$0.10	$0.27	$0.42
Diluted per share	$0.06	$0.10	$0.27	$0.42

(1)	The effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.
(2)	Certain comparative figures have been reclassified to correspond with current period presentation.

The decline in funds flow from operations from 2015 was mainly due to lower production volumes as the Company successfully closed several asset dispositions in 2015 and 2016 as it focused on strengthening its balance sheet. Additionally, declines in the commodity price environment, specifically on heavy oil and natural gas, contributed to the decrease.

During the third quarter of 2016, the Company recorded a realized foreign exchange loss as it used the disposition proceeds from the Saskatchewan Viking disposition to prepay senior notes of US$416 million, CAD$38 million, £25 million and €3 million (2015 - US$56 million, CAD$6 million, £2 million and €1 million).

In the first half of 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and permanently disposed of a pipeline commitment and received $20 million of proceeds from the sale.

Business Strategy

In 2016, the Company successfully closed several asset dispositions for total proceeds of $1.4 billion. The proceeds from these asset sales were applied against long-term debt and significantly improved the Company’s financial position which resulted in compliance with all senior debt financial covenants at September 30, 2016. The Company expects to remain in compliance with all of its financial covenants for the foreseeable future.

During the third quarter of 2016, Penn West progressed on its disposition strategy and closed a number of transactions for total proceeds of approximately $75 million and associated average production of approximatively 6,000 boe per day. The Company will continue to streamline its asset portfolio and focus its operations within the Cardium, Viking and Peace River areas in Alberta. By disposing of properties outside of its core areas, the Company anticipates a lower cost structure in both unit operating costs and abandonment liabilities.

During the third quarter of 2016, the Company restarted development activities within its core areas. Within its core areas, the Company believes its asset base will grow reserves, increase organic production, and increase funds flow from operations under the current commodity price environment.

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West realized prices for the last five quarters.

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Benchmark prices
WTI crude oil ($US/bbl)	$44.95	$45.59	$33.45	$42.18	$46.43
Edm mixed sweet par price (CAD$/bbl)	54.68	54.70	40.67	52.85	56.17
NYMEX Henry Hub ($US/mcf)	2.81	1.95	2.09	2.27	2.77
AECO Index (CAD$/mcf)	2.26	1.32	1.97	2.56	2.85

Penn West average sales price (1)
Light oil (CAD$/bbl)	53.97	53.48	37.44	50.20	52.60
Heavy oil (CAD$/bbl)	21.67	25.18	14.76	25.40	31.20
NGL (CAD$/bbl)	17.91	18.05	12.75	19.53	15.24
Total liquids (CAD$/bbl)	40.81	42.98	29.86	42.16	44.83
Natural gas (CAD$/mcf)	2.46	1.42	1.96	2.54	2.99

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(2.96)	(3.07)	(3.69)	(2.46)	(3.42)
WTI - WCS Heavy ($US/bbl)	$(13.50)	$(13.30)	$(14.24)	$(14.49)	$(13.27)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

During the third quarter of 2016, crude oil prices fluctuated between $US40 and $US50 per barrel as concerns regarding high inventory levels and ongoing speculation of an OPEC agreement to limit production resulted in range bound volatility. WTI averaged $US44.95 per barrel for the quarter.

Canadian light oil differentials strengthened in the third quarter to $US2.96 per barrel below WTI, while heavy oil differentials weakened to $US13.50 per barrel less than WTI as production re-started at oil sands operations in Northern Alberta after the Fort McMurray wildfires.

As at September 30, 2016, the Company had the following crude oil hedging positions in place:

Reference Price	Term	Price ($/Barrel)	Volume (Barrels/day)
WTI	Oct 2016 – Dec 2016	CAD $69.27	8,000
WTI	Jan 2017 – Mar 2017	CAD $69.37	3,000
WTI	Jan 2017 – Dec 2017	CAD $66.07	3,500

Natural Gas

NYMEX Henry Hub natural gas prices remained strong throughout the quarter averaging $US2.81 per mcf because of warm weather in North America and reduced production growth from the United States.

AECO prices increased during the third quarter of 2016 as intra-Alberta demand returned to normal levels with oil sands projects in Fort McMurray returning to production following the wildfires. Ongoing short term restrictions on the TransCanada pipeline system continued to affect supply and led to volatility in the AECO spot prices.

Penn West had the following natural gas hedging positions in place as at September 30, 2016.

Reference Price	Term	Price ($/mcf)	Volume (mcf/day)
AECO	Oct 2016 – Dec 2016	CAD $2.96	18,700
AECO	Jan 2017 – Mar 2017	CAD $3.03	15,000
AECO	Apr 2017 – Jun 2017	CAD $2.70	13,200
AECO	Jul 2017 – Sep 2017	CAD $2.71	11,300
AECO	Oct 2017 – Dec 2017	CAD $3.00	9,400
AECO	Jan 2017 – Dec 2017	CAD $2.92	1,900
AECO	Jan 2018 – Dec 2018	CAD $2.89	3,800

Average Sales Prices

	Three months ended September 30			Nine months ended September 30
	2016	2015	% change	2016	2015	% change
Light oil (per bbl)	$53.97	$52.60	3	$46.16	$55.72	(17)
Commodity gain (loss) (per bbl) (1)	15.14	5.82	>100	11.11	2.09	>100

Light oil net (per bbl)	69.11	58.42	18	57.27	57.81	(1)

Heavy oil (per bbl)	21.67	31.20	(31)	20.12	35.91	(44)

NGL (per bbl)	17.91	15.24	18	15.79	17.81	(11)

Natural gas (per mcf)	2.46	2.99	(18)	1.92	2.95	(35)
Commodity gain (per mcf) (1)	0.13	0.03	>100	0.23	0.48	(52)

Natural gas net (per mcf)	2.59	3.02	(14)	2.15	3.43	(37)

Weighted average (per boe)	29.50	36.05	(18)	27.86	38.45	(28)
Commodity gain (loss) (per boe) (1)	5.58	2.83	97	5.19	1.91	>100

Weighted average net (per boe)	$35.08	$38.88	(10)	$33.05	$40.36	(18)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2016	2015	% change	2016	2015	% change
Light oil (bbls/d)	14,236	39,052	(64)	25,658	43,009	(40)
Heavy oil (bbls/d)	5,711	11,153	(49)	9,844	11,992	(18)
NGL (bbls/d)	3,408	5,118	(33)	3,844	6,258	(39)
Natural gas (mmcf/d)	107	161	(34)	127	169	(25)

Total production (boe/d)	41,233	82,198	(50)	60,533	89,376	(32)

The Company closed several asset dispositions in 2016 with associated average production of approximately 30,000 boe per day as it focused on reducing its debt levels. This led to a decline in production from the comparative periods. Significant dispositions in 2016 include:

•	the Saskatchewan Viking disposition in June which had associated average production of approximately 13,700 boe per day;

•	the Slave Point disposition in April which had associated average production of approximately 3,900 boe per day; and

•	several non-core asset dispositions during the third quarter of 2016 with associated average production of approximately 6,000 boe per day.

In 2016, the Company experienced strong production results due to well performance coming in ahead of expectations and improvements in its base production reliability. During the third quarter of 2016, average production within the Company’s core plays totalled 21,911 boe per day and was as follows:

•	Cardium – 16,168 boe per day

•	Peace River – 4,916 boe per day

•	Alberta Viking – 827 boe per day

During the third quarter of 2016, Penn West restarted capital activity and drilled two wells in the Cardium, one well in Peace River and 11 wells within the Alberta Viking. All wells are planned to be completed in the fourth quarter of 2016.

Netbacks

	Three months ended September 30
	2016			2015
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price (1)	$40.81	$2.46	$29.50	$36.05
Commodity gain (2)	9.23	0.13	5.58	2.83
Royalties	(4.45)	0.34	(1.63)	(2.72)
Transportation	(1.37)	(0.36)	(1.71)	(1.55)
Operating costs	(16.40)	(1.58)	(13.40)	(20.45)

Netback	$27.82	$0.99	$18.34	$14.16

	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	23,355	107	41,233	82,198

(1)	Excluded from the netback calculation during the third quarter was $3 million of other income (2015 - $nil) including sulphur sales.
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Certain comparative figures have been reclassified to correspond with current period presentation.

Overall, netbacks have increased from 2015 due to lower operating costs due to successful cost reduction activities, increased commodity gains due to the Company’s active hedging program and a reduction in royalties due to the lower commodity price environment. The weak commodity price environment partially offset this, specifically related to heavy oil and natural gas prices. Operating Costs includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $4 million or $1.04 per boe on a combined basis (2015 - $3 million or $0.44 per boe).

	Nine months ended September 30
	2016			2015
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price (1)	$36.68	$1.92	$27.86	$38.45
Commodity gain (2)	7.25	0.23	5.19	1.91
Royalties	(3.02)	0.44	(1.04)	(3.95)
Transportation	(1.56)	(0.35)	(1.74)	(1.43)
Operating costs	(14.89)	(1.58)	(12.99)	(19.02)

Netback	$24.46	$0.66	$17.28	$15.96

	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	39,346	127	60,533	89,376

(1)	Excluded from the netback calculation in 2016 was $28 million of other income (2015 - $10 million), mainly related to the proceeds received by the Company from permanently disposing of a pipeline commitment during the first quarter.
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Certain comparative figures have been reclassified to correspond with current period presentation.

For the first nine months of 2016, operating costs includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $11 million or $0.66 per boe on a combined basis (2015 - $9 million or $0.39 per boe).

Production Revenues

Revenues from the sale of liquids and natural gas consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Liquids	$110	$250	(56)	$501	$837	(40)
Natural gas	26	45	(42)	75	158	(53)

Gross revenues (1)	$136	$295	(54)	$576	$995	(42)

(1)	Includes realized risk management gains on commodity contracts which totaled $21 million for the three months ended September 30, 2016 (2015 - $22 million) and $86 million for the nine months ended September 30, 2016 (2015 - $47 million).

Gross revenues are lower than the comparative periods due to a significant decrease in production volumes as the Company successfully closed several asset dispositions. The decline in the commodity price environment also contributed to the decrease which was partially offset by the weakening of the Canadian dollar compared to the US dollar from the prior year.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – September 30, 2015	$995
Decrease in liquids production	(308)
Decrease in liquids prices (1)	(46)
Decrease in natural gas production	(39)
Decrease in natural gas prices (1)	(44)
Increase in other income (2)	18

Gross revenues – January 1 – September 30, 2016	$576

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Other income of $28 million (2015 - $10 million) for the nine months ended September 30, 2016 relates mainly to proceeds received by the Company from permanently disposing of a pipeline commitment during the first quarter.

Royalties

	Three months ended September 30			Nine months ended September 30
	2016	2015	% change	2016	2015	% change
Royalties (millions)	$6	$20	(70)	$17	$96	(82)
Average royalty rate (1)	5%	7%	(29)	4%	10%	(70)
$/boe	$1.63	$2.72	(40)	$1.04	$3.95	(74)

(1)	Excludes effects of risk management activities.

Royalties have decreased from the comparative periods mainly due to the impact of asset disposition activity completed in 2015 and 2016 and decreases in the commodity price environment. In the second quarter of 2016, the Company received its annual gas cost allowance invoice which resulted in the release of an $8 million provision related to the asset disposition activity completed in 2015.

Expenses

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Operating	$55	$159	(65)	$227	$474	(52)
Transportation	7	12	(42)	29	35	(17)
Financing	22	40	(45)	103	120	(14)
Share-based compensation	$4	$(4)	>100	$11	$3	>100

	Three months ended September 30			Nine months ended September 30
(per boe)	2016	2015	% change	2016	2015	% change
Operating (1)	$13.40	$20.45	(34)	$12.99	$19.02	(32)
Transportation	1.71	1.55	10	1.74	1.43	22
Financing	5.70	5.26	8	6.20	4.91	26
Share-based compensation	$1.23	$(0.51)	>100	$0.70	$0.11	>100

(1)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $4 million or $1.04 per boe (2015 - $3 million or $0.44 per boe) for the three months ended September 30, 2016 and $11 million or $0.66 per boe (2015 - $9 million or $0.39 per boe) for the nine months ended September 30, 2016.

Operating

The Company significantly improved its cost structure from 2015 as it progressed on several cost saving initiatives focused on repair & maintenance and workover categories. Additionally, in 2015 and 2016, Penn West closed several asset dispositions and high-graded its portfolio by disposing of non-core, high operating cost properties. In 2016, the Company benefited from the continued weak commodity price environment which resulted in cost savings across the industry.

The Company deferred a number of discretionary expenses, primarily turnarounds and workover activities, to later in the year. As a result, the Company is maintaining its annual operating cost per boe target for 2016 of $13.50 - $14.50 per boe.

Operating costs for the third quarter of 2016 included a realized loss of $1 million (2015 – $6 million) and for the nine months ended September 30, 2016 included a realized loss of $5 million (2015 – $10 million) on electricity contracts.

Financing

At September 30, 2016, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain financial ratios. At September 30, 2016, the Company had $848 million of unused credit capacity available.

At September 30, 2016, the value of the Company’s senior notes was $576 million (December 31, 2015 – $1.5 billion).

In the first nine months of 2016, the Company prepaid senior notes in aggregate of $627 million (2015 – $358 million) and a total of $340 million (2015 – $56 million) of indebtedness was repaid under the Company’s syndicated bank facility.

In September 2016, the Company offered an additional $448 million of net proceeds received from dispositions during the year for prepayment of outstanding senior notes. The offer to holders of the Company’s senior notes was substantially accepted and $437 million was subsequently prepaid in October 2016. The remaining $11 million was used to repay indebtedness on the Company’s syndicated bank facility.

Including the payments in October, in 2016 the Company has completed prepayments to its lenders totalling $1,415 million (2015 - $414 million) which includes prepayments of senior notes of $1,064 million (2015 - $358 million) and repayments of indebtedness under the Company’s syndicated bank facility of $351 million (2015 – $56 million).

There were no senior note issuances in either 2016 or 2015.

Summary information on our senior notes outstanding as at September 30, 2016 is as follows:

	Issue date	Amount (millions)	Term	Average interest rate (1)		Weighted average remaining term
2007 Notes	May 31, 2007	US$92	8 – 15 years	6.86%		1.8
2008 Notes	May 29, 2008	US$103, CAD$14	8 – 12 years	7.30%		2.0
UK Notes	July 31, 2008	£16	10 years	6.95	% (2)	1.8
2009 Notes	May 5, 2009	US$20 (3), £7, €3	5 – 10 years	9.83	% (4)	2.3
2010 Q1 Notes	March 16, 2010	US$71	5 – 15 years	6.68%		2.9
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$58, CAD$13	5 – 15 years	5.94%		4.9
2011 Notes	November 30, 2011	US$36, CAD$8	5 – 10 years	5.49%		3.5

(1)	Average interest rate can fluctuate based on debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 7.95 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining years.
(4)	The Company entered contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 10.15 percent and 10.22 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt structure includes short-term financings under its syndicated bank facility and long-term financing through its senior notes. Financing charges in 2016 decreased compared to 2015 as the Company reduced debt levels as it applied disposition proceeds to re-pay indebtedness on the Company’s syndicated bank facility and pre-paid outstanding senior notes, which resulted in lower interest charges.

In May 2015, the Company finalized amended agreements with the lenders under its syndicated bank facility and with the holders of its senior notes which resulted in amended financial covenants and led to increases in the fee structure. The fee structure on the Company’s senior notes will change during the amendment period (up until March 30, 2017) as follows:

Senior debt to EBITDA ratio	Basis points per annum increase
Less than or equal to 3:1	50
Greater than 3:1 and less than or equal to 4:1	100
Greater than 4:1 and less than or equal to 4.5:1	150
Greater than 4.5:1	200

See “Liquidity and Capital Resources – Liquidity” for further details on the amendments.

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at September 30, 2016, 37 percent (December 31, 2015 – 24 percent) of Penn West’s long-term debt instruments was exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted Share Unit Plan (“RSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Options	$1	$1	—	$2	$3	(33)
RSU – liability method	1	(4)	>100	3	—	100
RSU – equity method	1	—	100	4	—	100
PSU	1	(1)	>100	2	—	100

Share-based compensation	$4	$(4)	>100	$11	$3	>100

The share price used in the fair value calculation of the RSU plan (liability method), PSU and DSU obligations at September 30, 2016 was $2.35 (September 30, 2015 – $0.60). Share-based compensation related to the DSU was insignificant in both periods.

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2016	2015	% change	2016	2015	% change
Gross	$22	$36	(39)	$65	$113	(42)
Per boe	5.82	4.74	23	3.91	4.61	(15)
Net	14	23	(39)	43	68	(37)
Per boe	$3.74	$3.02	24	$2.59	$2.79	(7)

In 2015 and 2016, the Company has significantly decreased its workforce due to asset disposition activity which led to reductions in the absolute expense. On a per boe basis, the lower production volumes from asset disposition activity contributed to the increase on a quarterly basis. For 2016, the Company is continuing to forecast G&A per boe at $2.50 - $2.90.

Restructuring Expense

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2016	2015	% change	2016	2015	% change
Restructuring	$111	$22	>100	$122	$27	>100
Per boe	$29.25	$2.90	>100	$7.34	$1.12	>100

In 2016, the Company recorded a charge totaling $108 million (2015 – nil) on certain office lease commitments as they were classified as onerous contracts. This charge was the result of completing several asset dispositions in 2016 and the associated reductions in staff, consequently the Company requires less office space in the future.

During the first nine months of 2016, the Company reduced its headcount in response to reduced activity levels and the low commodity price environment. As the Company continues to progress through its disposition strategy, further headcount reductions will occur resulting in additional restructuring expenses.

Depletion, Depreciation, Impairment and Accretion

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2016	2015	% change	2016	2015	% change
Depletion and depreciation (“D&D”)	$62	$155	(60)	$295	$510	(42)
D&D expense per boe	16.57	20.38	(19)	17.87	20.88	(14)

PP&E impairment	18	834	(98)	223	834	(73)
PP&E impairment per boe	4.75	110.29	(96)	13.45	34.18	(61)

E&E impairment	51	—	100	89	—	100
E&E impairment per boe	13.44	—	100	5.37	—	100

Accretion of decommissioning provision	4	9	(56)	18	28	(36)
Accretion expense per boe	$1.19	$1.23	(3)	$1.09	$1.15	(5)

The Company’s D&D expense has decreased from the comparative periods mainly due to asset dispositions that closed in 2015 and 2016 and impairment charges recorded in 2015.

During the third quarter of 2016, the Company recorded $13 million of PP&E impairment ($18 million before-tax) as certain natural gas properties located within British Columbia were recorded at the lesser of fair value less costs to sell and their carrying amount. Also during the third quarter of 2016, the Company impaired certain E&E properties located within British Columbia as it no longer has future plans for development in this area. The E&E impairment recorded totaled $37 million ($51 million before-tax). The Company plans to focus capital activities within its core areas in the Cardium, Viking and Peace River all within Alberta

During the first half of 2016, the Company entered agreements to dispose of properties as it progressed on its disposition strategy and increase its financial flexibility. As the book value of these assets exceeded the fair value received, non-cash impairment charges of $150 million ($205 million before-tax) related to PP&E and $27 million ($38 million before-tax) related to E&E were recorded.

Taxes

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Deferred tax recovery	$(83)	$(258)	(68)	$(186)	$(252)	(26)

During the third quarter of 2016, the deferred tax recovery was related to the restructuring charge on office lease contracts and the impairment of the deferred funding asset held under the Cordova Joint Venture and associated E&E impairment. On a year-to-date basis, the deferred tax recovery also includes non-cash impairment charges recorded on dispositions during the first half of the year.

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate the US., UK and Euro denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange losses is as follows:

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Realized foreign exchange loss on maturities	$—	$—	—	$(36)	$(36)	—
Realized foreign exchange loss on pre-payments	(113)	(15)	>100	(113)	(59)	92
Unrealized foreign exchange gain (loss)	94	(89)	>100	235	(162)	>100

Foreign exchange gain (loss)	$(19)	$(104)	(82)	$86	$(257)	>(100

During 2016, Penn West repaid senior notes in an aggregate amount of US$141 million (2015 - US$193 million and CAD$50 million) as part of normal course maturities. Additional amounts of US$416 million, CAD$38 million, £25 million and €3 million (2015 - US$258 million, CAD$24 million, £10 million and €2 million) of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds during the year.

The unrealized gain in 2016 is due to the strengthening of the Canadian dollar relative to the US dollar.

Net loss

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2016	2015	% change	2016	2015		% change
Net loss	$(232)	$(764)	(70)	$(464)	$	((1,040)	(55)
Basic per share	(0.46)	(1.52)	(70)	(0.92)		(2.07)	(56)
Diluted per share	$(0.46)	$(1.52)	(70)	$(0.92)		$(2.07)	(56)

The net loss in the third quarter of 2016 was mainly attributed to a realized foreign exchange loss on debt prepayments, a restructuring charge on office lease contracts, the impairment of the deferred funding asset held under the Cordova Joint Venture and associated E&E impairment.

The net loss in the first nine months of 2016 also included non-cash impairment charges as a result of asset disposition activity during the first half of the year. This was partially offset by unrealized foreign exchange gains due to the strengthening of the Canadian dollar compared to the US dollar.

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Land acquisition and retention	$1	$—	100	$2	$1	100
Drilling and completions	13	93	(86)	31	256	(88)
Facilities and well equipping	4	31	(87)	20	122	(84)
Geological and geophysical	—	—	—	2	2	—
Corporate	—	1	(100)	—	5	(100)
Capital carried by partners	(5)	(9)	(44)	(23)	(15)	53

Exploration and development capital expenditures (1)	13	116	(89)	32	371	(91)
SR&ED tax credits	—	—	—	(3)	—	(100)
Property dispositions, net	(76)	1	>(100)	(1,401)	(411)	>100

Total capital expenditures	$(63)	$117	>(100)	$(1,372)	$(40)	>100

(1)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

During the third quarter of 2016, the Company advanced on its second half 2016 capital program which resulted in two wells drilled in the Cardium, one well in Peace River and 11 wells in the Alberta Viking. Capital activities in the fourth quarter of 2016 will be focused on completion and tie-in of these wells in addition to further drilling within the Cardium and Peace River.

In 2016, the Company reduced its capital program in comparison to 2015 as a result of the low commodity price environment as it targets its annual expenditures to be within funds flow from operations.

The Company made significant progress on its asset disposition initiatives in 2016 as it closed its Saskatchewan Viking disposition in June 2016 for total proceeds of approximately $975 million, subject to closing adjustments, and closed its Slave Point disposition located in Northern Alberta in April 2016 for total proceeds of approximately $148 million, subject to closing adjustments. During the third quarter of 2016, the Company progressed further on its disposition strategy and closed several, non-core property dispositions. The Company will continue to advance on its disposition initiatives in the fourth quarter of 2016.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
E&E capital expenditures	$—	$3	(100)	$—	$10	(100)

In 2016, E&E expenditures were minimal as the Company focused activities on development within its core plays.

Loss (gain) on asset dispositions

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Loss (gain) on asset dispositions	$2	$1	100	$(30)	$(94)	(68)

During the first nine months of 2016, Penn West closed several asset dispositions, including the Saskatchewan Viking disposition as it continued to reduce debt and focus its asset portfolio. For the first nine months of 2016, $9 million of transaction costs were incurred (2015 - $3 million).

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	September 30, 2016	December 31, 2015	% change
Common shares issued, at market (1)	1,181	588	>100
Bank loans and long-term notes	912	1,940	(53)
Cash	(447)	(2)	>100

Total enterprise value (2)	1,646	2,526	(35)

(1)	The share price at September 30, 2016 was $2.35 (December 31, 2015 - $1.17).
(2)	Certain comparative figures have been reclassified to correspond with current period presentation.

The Company’s working capital deficiency at September 30, 2016 was $20 million (December 31, 2015 – $182 million) which excludes the current portion of deferred funding asset, risk management, long-term debt, provisions and $448 million of cash that was offered as a pre-payment to its lenders.

Dividends

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2016	2015	% change	2016	2015	% change
Dividends declared	$—	$5	(100)	$—	$15	(100)
Per share	—	0.01	(100)	—	0.03	(100)
Dividends paid (1)	$—	$5	(100)	$—	$80	(100)

(1)	The Company previously had a dividend reinvestment plan, includes amounts funded through that plan.

On September 1, 2015, Penn West announced that its Board of Directors approved the suspension of the dividend until further notice, following the October 15, 2015 payment.

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior notes. On September 30, 2016, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	September 30, 2016
Senior debt to EBITDA (1)	Less than 4.5:1	1.95
Total debt to EBITDA (1)	Less than 4.5:1	1.95
Senior debt to capitalization	Less than 50%	16%
Total debt to capitalization	Less than 55%	16%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The table below outlines the Company’s senior debt to EBITDA calculation as at September 30, 2016:

	Three months ended				Trailing 12 months
(millions, except ratios)	Sep. 30 2016	June 30 2016	Mar. 31 2016	Dec. 31 2015	Sep. 30 2016
Cash flow from operating activities	$(98)	$(56)	$61	$27	$(66)
Change in non-cash working capital	16	61	26	(31)	72
Decommissioning expenditures	1	2	2	11	16
Financing	22	41	40	42	145
Realized gain on foreign exchange hedges on prepayments	(9)	—	—	(9)	(18)
Realized foreign exchange loss – debt prepayments	113	—	—	64	177
Restructuring expenses – cash portion	5	3	6	6	20

EBITDA	$50	$51	$135	$110	$346
EBITDA contribution from assets sold (1)					(105)

EBITDA as defined by debt agreements					$241

Long-term debt					$912
Repayment from disposition proceeds (2)					(448)
Letters of credit – financial (3)					5

Total senior debt					$469

Senior debt to EBITDA					1.95

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Was offered to noteholders prior to September 30, 2016 and repaid in October 2016.
(3)	Letters of credit that are classified as financial are included in the senior debt calculation per the debt agreements.
(4)	Certain comparative figures have been reclassified to correspond with current period presentation.

In September 2016, the Company offered $448 million of net proceeds received from dispositions during the year for prepayment of outstanding senior notes. The offer to holders of the Company’s senior notes was substantially accepted and $437 million was subsequently pre-paid in October 2016. The remaining $11 million was used to repay indebtedness on the Company’s syndicated bank facility. As the offer was made prior to September 30, 2016, the $448 million was excluded from long-term debt in the debt to EBITDA calculation, consistent with the Company’s credit agreements.

On September 30, 2016, including the benefit of the $448 million offered to the Company’s lenders, pro forma long-term debt was $464 million.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. In 2015 and 2016, the Company closed $2.2 billion in asset dispositions and these proceeds were used for debt prepayments to its noteholders and syndicated bank facility. As the Company reached the threshold of $650 million in 2015, additional repayments to lenders are at the discretion of the Company.

Financial Instruments

The Company had the following financial instruments outstanding as at September 30, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated bank facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining Term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	14,000 mcf/d	Oct/16 – Dec/16	$ 3.05/mcf	$1
AECO Swaps	4,700 mcf/d	Oct/16 – Dec/16	$ 2.69/mcf	—
AECO Swaps	15,000 mcf/d	Jan/17 – Mar/17	$ 3.03/mcf	—
AECO Swaps	13,200 mcf/d	Apr/17 – Jun/17	$ 2.70/mcf	—
AECO Swaps	11,300 mcf/d	Jul/17 – Sep/17	$ 2.71/mcf	—
AECO Swaps	9,400 mcf/d	Oct/17 – Dec/17	$ 3.00/mcf	—
AECO Swaps	1,900 mcf/d	Jan/17 – Dec/17	$ 2.92/mcf	—
AECO Swaps	3,800 mcf/d	Jan/18 – Dec/18	$ 2.89/mcf	—

Crude Oil
WTI Swaps	3,000 bbl/d	Oct/16 – Dec/16	$ 64.58/bbl	—
WTI Swaps	5,000 bbl/d	Oct/16 – Dec/16	$ 72.08/bbl	5
WTI Swaps	3,000 bbl/d	Jan/17 – Mar/17	$ 69.37/bbl	1
WTI Swaps	3,500 bbl/d	Jan/17 – Dec/17	$ 66.07/bbl	(1)

Electricity swaps
Alberta Power Pool	25 MW	Oct/16 – Dec/16	$ 49.90/MWh	(2)

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$ 25	2017	1.000 CAD/USD	8

Cross currency swaps
10-year initial term	£ 57	2018	2.0075 CAD/GBP, 6.95%	(17)
10-year initial term	£ 20	2019	1.8051 CAD/GBP, 9.15%	(1)
10-year initial term	€ 10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$(7)

The components of risk management gain are as follows:

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Realized
Settlement of commodity contracts and assignment	$21	$22	(5)	$84	$29	>100
Monetization of commodity contracts	—	—	—	2	18	(89)
Settlement of foreign exchange contracts	9	6	50	3	31	(90)
Monetization of foreign exchange contracts	—	—	—	32	63	(49)

Total realized risk management gain	30	28	7	121	141	(14)

Unrealized
Commodity contracts	(5)	48	>(100)	(41)	6	>(100)
Electricity swaps	—	(3)	>(100)	2	4	(50)
Crude oil assignment	—	4	(100)	—	(3)	(100)
Foreign exchange contracts	4	20	(80)	(43)	(23)	87
Cross-currency swaps	(1)	7	>(100)	(29)	17	>(100)

Total unrealized risk management gain (loss)	(2)	76	>(100)	(111)	1	>(100)

Risk management gain	$28	$104	(73)	$10	$142	(93)

In the first nine months of 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and unwound AECO swap contracts totalling 14,100 mcf per day.

Outlook

As a result of the asset dispositions closed in the third quarter of 2016 with associated average production of approximately 6,000 boe per day, combined with additional dispositions anticipated in the fourth quarter, the Company is updating its full year 2016 production guidance to 52,000 – 55,000 boe per day from 55,000 – 57,000 boe per day. Guidance for average core area production, exploration and development (“E&D”) capital expenditures, decommissioning expenditures and operating costs per boe all remain unchanged as previously disclosed in the Company’s August 4, 2016 press release. G&A per boe also remains unchanged, as previously disclosed in the Company’s January 28, 2016 press release.

Metric	2016	Guidance Range
Average Corporate Production	boe per day	52,000 – 55,000
Average Core Area Production	boe per day	22,000 – 24,000
E&D Capital Expenditures	$ millions	$90
Decommissioning Expenditures	$ millions	$15
Operating Costs (1)	$/boe	$13.50 – $14.50
G&A Costs	$/boe	$2.50 – $2.90

(1)	Net of carried operating expenses under the Peace River Oil Partnership.

This outlook section is included to provide shareholders with information about Penn West’s expectations as at November 1, 2016 for production, exploration and development capital expenditures, operating costs per boe and G&A per boe for 2016 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels, production, operating cost and G&A expenditures performance for 2016, including fluctuations in commodity prices and its ongoing asset disposition program.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on cash flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	4	0.01
Liquids production	1,000 bbls/day	17	0.03
Price per mcf of natural gas	$0.10	2	—
Natural gas production	10 mmcf/day	6	0.01
Effective interest rate	1%	3	0.01
Exchange rate ($US per $CAD)	$0.01	1	—

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2016	2017	2018	2019	2020	Thereafter
Long-term debt	$450	$26	$32	$341	$36	$27
Transportation	3	13	9	7	6	8
Power infrastructure	4	14	8	8	8	6
Drilling rigs	5	7	—	—	—	—
Interest obligations	8	20	18	8	2	2
Office lease (1)	8	35	35	35	35	143
Decommissioning liability (2)	$9	$17	$20	$19	$18	$127

(1)	The future office lease commitments above are to be reduced by contracted sublease recoveries totalling $115 million.
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of US$106 million in senior notes maturing between 2016 and 2025, after the offer to holders of the Company’s senior notes was subsequently prepaid in October 2016. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In February 2016, Penn West announced it had entered agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in Penn West’s share price following the announcement in 2014 that the Company would need to restate certain of its historical financial statements and related MD&A. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements have received required court approval in each of Alberta, Ontario and Quebec and in New York, and all conditions to settlement have been satisfied. As a result of the approval of these settlements, there is no further exposure to the Company.

Equity Instruments

Common shares issued:
As at September 30, 2016	502,543,988
Stock option plan	51,400

As at November 1, 2016	502,595,388

Options outstanding:
As at September 30, 2016	10,655,875
Exercised	(51,400)
Forfeited	(480,500)

As at November 1, 2016	10,123,975

Changes in Internal Control Over Financial Reporting (“ICFR”)

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on July 1, 2016 and ending on September 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Penn West utilizes the original Internal Control - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after 1 January 2019. Penn West is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

The Company has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the “Contractual Obligations and Commitments section” of this MD&A.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow from Operations” above for a reconciliation of funds flow from operations to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is Cash Flow from Operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, that the Company expects to remain in compliance with all its financial covenants for the foreseeable future, that the Company will continue to streamline its asset portfolio and focus its operations within the Cardium, Viking and Peace River areas in Alberta, by disposing of properties outside of its core areas the Company anticipates a lower cost structure in both unit operating costs and abandonment liabilities, that within the core area, the Company believes its asset base will grow reserves, increase organic production, and increase funds flow from operations under the current commodity price environment; under “Results of Operations – Production”, that the two drilled wells in the Cardium, one in Peace River and 11 within the Alberta Viking will all be completed in fourth quarter of 2016; that the Company has deferred a number of discretionary expenses, primarily turnarounds and workover activities, to later in the year resulting in the Company maintaining its annual operating cost per boe target; under “General and Administrative Expenses”, anticipated range for G&A per boe for 2016; under “Restructuring Expense”, that the Company requires less office space in the future, as the Company continues to progress through its disposition strategy and reduces its headcount, further restructuring expenses will be incurred, that the Company plans to focus on capital activities within its core areas in the Cardium, Viking and Peace River all within Alberta; under “Capital Expenditures”; that capital activities in the fourth quarter of 2016 will be focused on completion and tie-in of these wells in addition to further drilling within the Cardium and Peace River, that the Company will continue to advance on its disposition initiatives in the fourth quarter of 2016; under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; under “Outlook”, the additional dispositions anticipated for the fourth quarter, the annual corporate production guidance range, average production from core area properties, exploration and development capital expenditures and decommissioning expenditures; operating costs range per boe and G&A per boe range for 2016; and under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this MD&A. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favorable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	September 30, 2016	December 31, 2015
Assets
Current
Cash	6	$447	$2
Accounts receivable		93	154
Other		26	42
Deferred funding asset	3	75	63
Risk management	8	15	44

		656	305

Non-current
Deferred funding asset	3	29	168
Exploration and evaluation assets	4	146	243
Property, plant and equipment	5	3,118	5,145
Risk management	8	—	63

		3,293	5,619

Total assets		$3,949	$5,924

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$138	$380
Current portion of long-term debt	6	469	222
Provisions	7	36	21
Risk management	8	3	3

		646	626
Non-current
Long-term debt	6	443	1,718
Provisions	7	282	376
Risk management	8	19	—
Deferred tax liability		77	266
Other non-current liabilities		4	3

		1,471	2,989

Shareholders’ equity
Shareholders’ capital	9	8,996	8,994
Other reserves		97	92
Deficit		(6,615)	(6,151)

		2,478	2,935

Total liabilities and shareholders’ equity		$3,949	$5,924

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Notes 6 and 12)

Commitments and contingencies (Note 11)

Penn West Petroleum Ltd.

Consolidated Statements of Loss

		Three months ended September 30		Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2016	2015	2016	2015
Oil and natural gas sales and other income		$115	$273	$490	$948
Royalties		(6)	(20)	(17)	(96)

		109	253	473	852
Risk management gain	8	28	104	10	142

		137	357	483	994

Expenses
Operating		55	159	227	474
Transportation		7	12	29	35
General and administrative		14	23	43	68
Restructuring	7	111	22	122	27
Share-based compensation	10	4	(4)	11	3
Depletion, depreciation and impairment	4,5	131	989	607	1,344
Loss (gain) on dispositions	5	2	1	(30)	(94)
Exploration and evaluation	4	1	2	7	2
Foreign exchange loss (gain)	6	19	104	(86)	257
Financing	6	22	40	103	120
Accretion	7	4	9	18	28
Impairment of goodwill		—	22	—	22
Deferred funding asset	3	82	—	82	—

		452	1,379	1,133	2,286

Loss before taxes		(315)	(1,022)	(650)	(1,292)

Deferred tax recovery		(83)	(258)	(186)	(252)

Net and comprehensive loss		$(232)	$(764)	$(464)	$(1,040)

Net loss per share
Basic		$(0.46)	$(1.52)	$(0.92)	$(2.07)
Diluted		$(0.46)	$(1.52)	$(0.92)	$(2.07)
Weighted average shares outstanding (millions)
Basic	9	502.3	502.2	502.2	501.9
Diluted	9	502.3	502.2	502.2	501.9

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

		Three months ended September 30		Nine months ended September 30
(CAD millions, unaudited)	Note	2016	2015	2016	2015
Operating activities
Net loss		$(232)	$(764)	$(464)	$(1,040)
Depletion, depreciation and impairment	4,5	131	989	607	1,344
Impairment of goodwill		—	22	—	22
Gain on dispositions	5	—	—	(39)	(97)
Exploration and evaluation	4	1	2	7	2
Accretion	7	4	9	18	28
Deferred tax recovery		(83)	(258)	(186)	(250)
Share-based compensation	10	2	1	6	3
Restructuring	7	106	—	108	—
Unrealized risk management loss (gain)	8	2	(76)	111	(1)
Unrealized foreign exchange loss (gain)	6	(94)	89	(235)	162
Deferred funding asset	3	82	—	82	—
Decommissioning expenditures	7	(1)	(9)	(5)	(25)
Change in non-cash working capital		(16)	54	(103)	—

		(98)	59	(93)	148

Investing activities
Capital expenditures	5	(13)	(116)	(32)	(371)
Property dispositions, net		76	(1)	1,401	411
Change in non-cash working capital		6	20	(40)	(123)

		69	(97)	1,329	(83)

Financing activities
Increase (decrease) in long-term debt	6	(7)	23	(127)	507
Repayments of senior notes	6	(634)	(84)	(814)	(664)
Realized foreign exchange loss on repayments	6	113	15	149	95
Issue of equity	9	1	—	1	—
Dividends paid		—	(5)	—	(70)

		(527)	(51)	(791)	(132)

Change in cash		(556)	(89)	445	(67)
Cash, beginning of period		1,003	89	2	67

Cash, end of period		$447	$—	$447	$—

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2016		$8,994	$92	$(6,151)	$2,935
Net and comprehensive loss		—	—	(464)	(464)
Share-based compensation	10	—	6	—	6
Issue on exercise of options	9	2	(1)	—	1

Balance at September 30, 2016		$8,996	$97	$(6,615)	$2,478

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(1,040)	(1,040)
Share-based compensation	10	—	3	—	3
Issued to dividend reinvestment plan	9	10	—	—	10
Dividends declared	9	—	—	(15)	(15)

Balance at September 30, 2015		$8,993	$92	$(4,545)	$4,540

See accompanying notes to the unaudited interim consolidated financial statements.

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

b) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2015.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on November 1, 2016.

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	September 30, 2016	December 31, 2015
Peace River Oil Partnership	$104	$149
Cordova Joint Venture	—	82

Total	$104	$231

Current portion	$75	$63
Long-term portion	29	168

Total	$104	$231

During the third quarter of 2016, the Company impaired the deferred funding asset related to the Cordova Joint Venture located in British Columbia as it no longer has future plans for development in the area.

4. Exploration and evaluation (“E&E”) assets

	Nine months ended September 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$243	$505
Capital expenditures	—	10
Expense	(7)	(7)
Impairment	(89)	(252)
Transfers to PP&E	(1)	(13)

Balance, end of period	$146	$243

During the third quarter of 2016, the Company impaired certain natural gas properties located within British Columbia as it no longer has future plans for development in this area. The Company plans to focus on its core areas in the Cardium, Viking and Peace River all within Alberta. The E&E impairment recorded during the period totaled $37 million ($51 million before-tax).

During the first quarter of 2016, the Company entered into signed sales agreements to dispose of certain properties and recorded a $27 million E&E impairment ($38 million before-tax) as a result of classifying certain assets as assets held for sale. These transactions subsequently closed in April 2016.

5. Property, plant and equipment (“PP&E”)

Cost	Nine months ended September 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$16,210	$17,456
Capital expenditures	32	460
Joint venture, carried capital	23	31
Acquisitions	—	7
Dispositions	(5,008)	(1,539)
Transfers from E&E	1	13
SR&ED tax credits	(3)	(29)
Net decommissioning dispositions	(200)	(189)

Balance, end of period	$11,055	$16,210

Accumulated depletion and depreciation	Nine months ended September 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$11,065	$9,550
Depletion and depreciation	295	667
Impairments	223	1,700
Dispositions	(3,646)	(852)

Balance, end of period	$7,937	$11,065

Net book value	September 30, 2016	December 31, 2015
Total	$3,118	$5,145

The Company made significant progress on its asset disposition initiatives during 2016 as it closed its Saskatchewan Viking disposition for total proceeds of approximately $975 million and its Slave Point properties for total proceeds of approximately $148 million, both subject to closing adjustments. Additionally, a number of minor, non-core property dispositions were closed during the year. In 2016, Penn West recorded gains on dispositions of $30 million (2015 - $94 million), which included $9 million of transaction costs, primarily related to advisory fees (2015 - $3 million).

During the third quarter of 2016, the Company recorded $13 million of PP&E impairment ($18 million before-tax) on certain natural gas properties located in British Columbia as they were recorded at the lesser of fair value less costs to sell and their carrying amount.

In the second quarter of 2016, the Company recorded $81 million of PP&E impairment ($111 million before-tax) as a result of classifying certain assets as assets held for sale. This value was based on the proceeds from signed sales agreements that the Company entered into during July 2016, which subsequently closed during the third quarter of 2016. In the first quarter of 2016, the Company entered into signed sales agreements to dispose of certain properties and recorded a $69 million PP&E impairment ($94 million before-tax) as a result of classifying certain assets as assets held for sale. These transactions subsequently closed in April 2016.

Impairments have been recorded as Depletion, Depreciation and Impairment on the Statement of Loss.

6. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate (1)		September 30, 2016	December 31, 2015
2007 Notes	US$92	2017 – 2022	6.86%		$121	$268
2008 Notes	US$103, CAD$14	2018 – 2020	7.30%		149	492
UK Notes	£16	2018	6.95	% (2)	27	71
2009 Notes	US$20 (3), £7, €3	2019	9.83	% (4)	42	126
2010 Q1 Notes	US$71	2017 – 2025	6.68%		93	205
2010 Q4 Notes	US$58, CAD$13	2017 – 2025	5.94%		89	195
2011 Notes	US$36, CAD$8	2016 – 2021	5.49%		55	121

Total senior secured notes					576	1,478
Syndicated bank facility advances					336	462

Total long-term debt					$912	$1,940

Current portion					$469	$222
Long-term portion					$443	$1,718

(1)	Average interest rate can fluctuate based on debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 7.95 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 8).
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 10.15 percent and 10.22 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment (refer to Note 8).

In the first nine months of 2016, the Company prepaid senior notes in aggregate of $627 million (2015 – $358 million) and a total of $340 million (2015 – $56 million) of indebtedness was repaid under the Company’s syndicated bank facility.

In September 2016, the Company offered an additional $448 million of net proceeds received from dispositions during the year for prepayment of outstanding senior notes. The offer to holders of the Company’s senior notes was substantially accepted and $437 million was subsequently prepaid in October 2016. The remaining $11 million was used to repay indebtedness on the Company’s syndicated bank facility.

Including the payments in October, in 2016 the Company has completed prepayments to its lenders totalling $1,415 million (2015 - $414 million) which includes prepayments of senior notes of $1,064 million (2015 - $358 million) and repayments of indebtedness under the Company’s syndicated bank facility of $351 million (2015 – $56 million).

Additionally, during 2016 Penn West repaid senior notes in an aggregate of US$141 million (2015 - US$193 million and CAD$50 million) as part of normal course maturities.

There were no senior note issuances in either 2016 or 2015.

Additional information on Penn West’s senior notes is as follows:

	September 30, 2016	December 31, 2015
Weighted average remaining life (years)	2.7	3.1
Weighted average interest rate (1)	6.9%	7.6%

(1)	Includes the effect of cross currency swaps (refer to Note 8).

At September 30, 2016, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion maturing on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain financial ratios. At September 30, 2016, the Company had $848 million of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. At September 30, 2016, 37 percent (December 31, 2015 – 24 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

At September 30, 2016, letters of credit totalled $16 million (December 31, 2015 – $49 million). Letters of credit reduce the available borrowing capacity under the syndicated bank facility.

Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet. The split between realized and unrealized foreign exchange is as follows:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Realized foreign exchange loss on debt maturities	$—	$—	$(36)	$(36)
Realized foreign exchange loss on debt pre-payments	(113)	(15)	(113)	(59)
Unrealized foreign exchange gain (loss)	94	(89)	235	(162)

Foreign exchange gain (loss)	$(19)	$(104)	$86	$(257)

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and Senior Debt and Total Debt to Capitalization, as more specifically defined in the applicable lending agreements. At September 30, 2016, the Company was in compliance with all of its financial covenants under such lending agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. In 2015 and 2016, the Company closed $2.2 billion in asset dispositions and these proceeds were used for debt prepayments to its noteholders and syndicated bank facility. As the Company reached the threshold of $650 million in 2015, additional repayments to lenders are at the discretion of the Company.

7. Provisions

	September 30, 2016	December 31, 2015
Decommissioning liability	$210	$397
Office lease provision	108	—

Total	$318	$397

Current portion	$36	$21
Long-term portion	282	376

Total	$318	$397

Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2015 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.5 percent (December 31, 2015 – 7.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$397	$585
Net liabilities disposed (1)	(186)	(61)
Decrease in provision due to change in estimate	(14)	(128)
Liabilities settled	(5)	(36)
Accretion charges	18	37

Balance, end of period	$210	$397

Current portion	$21	$21
Long-term portion	$189	$376

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

Office lease provision

Due to the Company closing several significant asset dispositions in 2016 which reduced the size of its operations, Penn West recognized a provision related to certain office lease commitments as these are considered to be onerous contracts. The provision totaled $108 million (2015 – nil) and represents the present value of the future lease payments that the Company is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The cash flows have been discounted using Penn West’s credit-adjusted rate of 7.5 percent. This estimate may vary as a result of future changes in estimated recoveries.

At September 30, 2016, $15 million was classified as current (December 31, 2015 – nil) and $93 million has been classified as non-current (December 31, 2015 – nil).

8. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior notes described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility. At September 30, 2016, the estimated fair values of the principal and interest obligations of the outstanding notes totalled $523 million (December 31, 2015 – $1.4 billion) compared to the carrying value of $576 million (December 31, 2015 – $1.5 billion).

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at September 30, 2016 and December 31, 2015, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Nine months ended September 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$104	$114
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	(41)	13
Electricity swaps	2	6
Foreign exchange forwards	(43)	(47)
Cross currency swaps	(29)	18

Total fair value, end of period	$(7)	$104

Penn West had the following financial instruments outstanding as at September 30, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s syndicated bank facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining Term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	14,000 mcf/d	Oct/16 – Dec/16	$ 3.05/mcf	$ 1
AECO Swaps	4,700 mcf/d	Oct/16 – Dec/16	$ 2.69/mcf	—
AECO Swaps	15,000 mcf/d	Jan/17 – Mar/17	$ 3.03/mcf	—
AECO Swaps	13,200 mcf/d	Apr/17 – Jun/17	$ 2.70/mcf	—
AECO Swaps	11,300 mcf/d	Jul/17 – Sep/17	$ 2.71/mcf	—
AECO Swaps	9,400 mcf/d	Oct/17 – Dec/17	$ 3.00/mcf	—
AECO Swaps	1,900 mcf/d	Jan/17 – Dec/17	$ 2.92/mcf	—
AECO Swaps	3,800 mcf/d	Jan/18 – Dec/18	$ 2.89/mcf	—

Crude Oil
WTI Swaps	3,000 bbl/d	Oct/16 – Dec/16	$ 64.58/bbl	—
WTI Swaps	5,000 bbl/d	Oct/16 – Dec/16	$ 72.08/bbl	5
WTI Swaps	3,000 bbl/d	Jan/17 – Mar/17	$ 69.37/bbl	1
WTI Swaps	3,500 bbl/d	Jan/17 – Dec/17	$ 66.07/bbl	(1)

Electricity swaps
Alberta Power Pool	25 MW	Oct/16 – Dec/16	$ 49.90/MWh	(2)

Foreign exchange forwards on senior notes
3 to 15-year initial term	US $25	2017	1.000 CAD/USD	8

Cross currency swaps
10-year initial term	£ 57	2018	2.0075 CAD/GBP, 6.95%	(17)
10-year initial term	£ 20	2019	1.8051 CAD/GBP, 9.15%	(1)
10-year initial term	€ 10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$ (7)

Based on September 30, 2016 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $3 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

The components of risk management on the Statement of Loss are as follows:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Realized
Settlement of commodity contracts/assignment	$21	$22	$84	$29
Monetization of commodity contracts	—	—	2	18
Settlement of foreign exchange contracts	9	6	3	31
Monetization of foreign exchange contracts	—	—	32	63

Total realized risk management gain	30	28	121	141

Unrealized
Commodity contracts	(5)	48	(41)	6
Electricity swaps	—	(3)	2	4
Crude oil assignment	—	4	—	(3)
Foreign exchange contracts	4	20	(43)	(23)
Cross-currency swaps	(1)	7	(29)	17

Total unrealized risk management gain (loss)	(2)	76	(111)	1

Risk management gain	$28	$104	$10	$142

Operating costs for the third quarter of 2016 included a realized loss of $1 million (2015 – $6 million) and for the nine months ended September 30, 2016 included a realized loss of $5 million (2015 – $10 million) on electricity contracts.

Market risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

Foreign currency rate risk

In 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes. At September 30, 2016, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$25	2017	1.000 CAD/USD

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2015	497,320,087	$8,983
Issued on exercise of equity compensation plans (1)	—	1
Issued to dividend reinvestment plan	4,843,076	10

Balance, December 31, 2015	502,163,163	8,994
Issued on exercise of equity compensation plans (1)	381,000	2
Cancellation of dividend reinvestment plan (2)	(175)	—

Balance, September 30, 2016	502,543,988	$8,996

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)	In March 2016, the Company cancelled its dividend reinvestment plan.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended September 30		Nine months ended September 30
Average shares outstanding (millions)	2016	2015	2016	2015
Basic and Diluted	502.3	502.2	502.2	501.9

For the third quarter of 2016, 10.7 million shares (2015 – 16.1 million) that would be issued under the Stock Option Plan (“Option Plan”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

For the first nine months of 2016, 10.7 million shares (2015 – 16.1 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

10. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers.

Under the terms of the plan the number of options reserved for issuance under the Option Plan shall not exceed 4.25 percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Nine months ended September 30, 2016		Year ended December 31, 2015
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	10,595,728	$10.21	14,460,158	$13.91
Granted	3,557,250	1.20	5,122,600	1.85
Exercised	(381,000)	1.38	—	—
Forfeited/ Expired	(3,116,103)	15.05	(8,987,030)	11.39

Outstanding, end of period	10,655,875	$6.11	10,595,728	$10.21

Exercisable, end of period	4,003,863	$10.89	3,907,426	$17.21

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Nine months ended September 30
	2016	2015
Average fair value of options granted (per share)	$0.54	$0.63
Expected life of options (years)	4.0	4.0
Expected volatility (average)	61.0%	43.6%
Risk-free rate of return (average)	0.6%	0.6%
Dividend yield	nil	2.0%

Restricted Share Unit (“RSU”) plan

Penn West has a RSU plan whereby Penn West employees receive consideration that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of units (each of which notionally represents a common share) that vest over a three-year period. In March 2016, the Board approved that the consideration can now be paid in either cash or shares at their discretion on new grants. The Company believes that future consideration will be in the form of shares purchased on the open market at prevailing market prices. Consideration on all previous grants prior to March 2016 will continue to be paid in cash.

If the service requirements are met, the cash consideration paid is based on the number of units vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date. If the consideration is provided in shares, each outstanding RSU would be exchanged for one common share.

As consideration can now be in the form of cash or shares, all grants subsequent to March 2016 will be accounted for based on the equity method.

RSU plan (number of shares equivalent)	Nine months ended September 30, 2016	Year ended December 31, 2015
Outstanding, beginning of period	6,325,954	3,166,476
Granted	11,402,290	9,156,290
Vested	(2,285,935)	(1,281,077)
Forfeited	(4,158,967)	(4,715,735)

Outstanding, end of period	11,283,342	6,325,954

Outstanding – liability method	2,652,202	6,325,954
Outstanding – equity method	8,631,140	—

The fair value of the RSU plan units under the equity method used the following weighted average assumptions:

	Nine months ended September 30
	2016	2015
Average fair value of units granted (per unit)	$1.21	$—
Expected life of units (years)	3.0	—
Expected forfeiture rate	18.9%	—

At September 30, 2016, RSU plan obligations of $2 million were classified as a current liability (December 31, 2015 – $3 million) included in accounts payable and accrued liabilities and $2 million was classified as a non-current liability (December 31, 2015 – $2 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan allows Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU plan. At September 30, 2016, 700,851 DSUs (December 31, 2015 – 457,398) were outstanding and $1 million was recorded as a current liability (December 31, 2015 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan allows Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Nine months ended September 30, 2016	Year ended December 31, 2015
Outstanding, beginning of period	1,622,881	771,020
Granted	2,316,000	1,483,000
Vested	(199,844)	(294,567)
Forfeited	(391,037)	(336,572)

Outstanding, end of period	3,348,000	1,622,881

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At September 30, 2016, $1 million was classified as a current liability (December 31, 2015 – nil) and included in accounts payable and accrued liabilities and $2 million was classified as a non-current liability (December 31, 2015 – $1 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RSU plan (equity method), which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RSU plan (liability method), DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Nine months ended September 30
	2016	2015
Options	$2	$3
RSU plan – liability method	3	—
RSU plan – equity method	4	—
PSU	2	—

Share-based compensation	$11	$3

The share price used in the fair value calculation of the RSU plan (liability method), PSU and DSU obligations at September 30, 2016 was $2.35 (September 30, 2015 – $0.60). Share-based compensation related to the DSU was insignificant in both periods.

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

11. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In February 2016, Penn West announced it had entered agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in Penn West’s share price following the announcement in 2014 that the Company would need to restate certain of its historical financial statements and related MD&A. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements have received required court approval in each of Alberta, Ontario and Quebec and in New York, and all conditions to settlement have been satisfied. As a result of the approval of these settlements, there is no further exposure to the Company.

12. Subsequent event

In September 2016, the Company offered $448 million of net proceeds received from dispositions during the year for prepayment of outstanding senior notes. The offer to holders of the Company’s senior notes was substantially accepted and $437 million was subsequently pre-paid in October 2016. The remaining $11 million was used to repay indebtedness on the Company’s syndicated bank facility in October 2016.

SOURCE Penn West

For further information: PENN WEST: Penn West Plaza, Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@pennwest.com